Filed by Ecolab Inc.

(Commission File No. 001-09328)

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12 of the Securities Exchange Act of 1934

Subject Company: Nalco Holding Company

On September 28, 2011, Ecolab Inc. began distributing the latest issue of Blue Print, a publication for Ecolab associates, to employees.  Portions of the publication unrelated to the proposed Nalco transaction have been redacted.

A Message from Chairman, President & CEO Doug Baker

Has there ever been a better time to be part of Ecolab?

I can’t imagine one.

We’re a strong company with a global presence, great products and an unmatched service network. We do important work — keeping food supplies safe, preventing the spread of infection and sustaining our natural resources. And every day, we help solve our customers’ problems, make our company more effective and contribute to a better world.

Now, with the agreement announced July 20 to merge with Nalco, the global leader in water management and sustainability, we mark the beginning of what could be the most exciting chapter in our history.  With shareholder and government approval anticipated, we expect to begin bringing our companies together later this year. No doubt, we will face challenges. But we also look forward to realizing our enormous potential.

Growth is the whole rationale behind our merger. Viewed together, our two companies are expanding at a double-digit pace and annual sales are $12 billion. If we keep growing at our combined rate, we can expect to add $1 billion in new revenues annually.

That level of growth will allow us to further invest in our future — by providing training to build and broaden our skills, enhancing technology to serve customers better and streamline operations, and strengthening R&D to anticipate customer needs. For associates who want to grow their careers and challenge themselves through new experiences, growth will open the door to opportunity.  There are many reasons to believe our merger will deliver on its promise. Together, Ecolab and Nalco (which will keep its name for its business lines but be part of Ecolab) will address critical global macrotrends, including fresh water scarcity, food safety and energy needs.

Nalco’s big presence in emerging markets will strengthen our reach in fast-growing India, Brazil and China. We’ll “circle” our customers with a wider array of products and services. And we’ll learn from — and leverage — each other’s strengths.

Much will also stay the same. We share the same values and the same focus on customer service. We’ll continue to invest in our field and R&D organizations. And as changes do occur, the pace will be similar to that of our normal evolution.

We’re still going to be an organization where individual contribution matters, where each of us makes a difference and where, by working together, we fulfill our promise to customers, shareholders and society to make the world cleaner, safer and healthier. It’s a great time to be part of Ecolab.

[Information unrelated to the proposed Nalco transaction has been omitted.]

Ecolab and Nalco to Merge by Q4 2011

On July 20, 2011, Ecolab announced it entered into an agreement to merge with Nalco, the world’s largest water management business. Once the merger is final, Ecolab will be an $11 billion+ world leader in cleaning, sanitizing and water management solutions that help to keep food safe, prevent the spread of infection and preserve natural resources. The combined company will have nearly 39,000 associates in more than 160 countries and will serve the hospitality, foodservice, healthcare, food and beverage, industrial and energy markets.

As the global leader in water management solutions, Nalco provides services for a wide range of industrial processes and industries.  The company’s employees help customers manage water and energy,  enhance air quality, optimize environmental impact and operate more efficiently. Nalco is a $4 billion publicly held company based in Naperville, Ill., serving 50,000 customers in more than 150 countries.  “This merger positions us for a long period of exceptional growth,” says Ecolab CEO Doug Baker. “It is consistent with our Strategy 2015 goal to become water, energy and waste experts in our markets. In addition, we are bringing together two very strong companies whose capabilities and cultures are complementary and whose business models are similar. Additionally, both companies are committed to sustainability, helping customers manage water, energy and other resources with care.”

The merger is expected to close in the fourth quarter of 2011, subject to receipt of regulatory and shareholder approvals. Look for updates on this planned merger in the coming weeks.

Why Merge with Nalco?

Five Compelling Reasons

☐ Expanded opportunities to grow: Together, we will be even better positioned for growth with customer solutions that address many of the world’s most challenging mega-trends: increasing needs for food and healthcare delivered safely; growing demand for clean, affordable energy; increasing freshwater scarcity and surging economic growth in emerging economies.

☐ More robust customer solutions: As access to fresh water becomes more challenging for an estimated 50 percent of the markets we serve, the expertise that Nalco brings will enable us to help our customers overcome water-related challenges. In turn, Ecolab technology and financial strength will equip Nalco to extend its customer offerings as well.

☐ A great fit: Ecolab and Nalco are remarkably compatible. Both focus on growth. Both have strong customer- service mindsets and models. And each brings technologies that the other can leverage to better serve customers.

☐ Accelerated shareholder value creation: With little overlap in the two companies’ businesses and some $150 million in potential cost savings identified, earnings per share can be expected to grow more rapidly than had been anticipated for Ecolab alone.

☐ All this, while maintaining a strong financial position: Post-merger, Ecolab is expected to maintain its strong investment-grade rating — important for ensuring the company’s ability to finance future growth through banks and other lenders.

[Information unrelated to the proposed Nalco transaction has been omitted.]

Cautionary Statements Regarding Forward-Looking Information

This communication contains certain statements relating to future events and our intentions, beliefs, expectations and predictions for the future which are forwardlooking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Words or phrases such as “will likely result,” “are expected to,” “will continue,” “is anticipated,” “we believe,” “we expect,” “estimate,” “project,” “may,” “will,” “intend,” “plan,” “believe,” “target,” “forecast” (including the negative or variations thereof) or similar terminology used in connection with any discussion of future plans, actions or events generally identify forward-looking statements. These forward-looking statements include, but are not limited to, statements regarding benefits of the merger, integration plans and expected synergies, the expected timing of completion of the merger, and anticipated future financial and operating performance and results, including estimates for growth.   These statements are based on the current expectations of management of Ecolab and Nalco, as applicable. There are a number of risks and uncertainties that could cause actual results to differ materially from the forward-looking statements included in this communication. These risks and uncertainties include (i) the risk that the stockholders of Nalco may not adopt the merger agreement, (ii) the risk that the stockholders of Ecolab may not approve the issuance of Ecolab common stock to Nalco stockholders in the merger, (iii) the risk that the companies may be unable to obtain regulatory approvals required for the merger, or that required regulatory approvals may delay the merger or result in the imposition of conditions that could have a material adverse effect on the combined company or cause the companies to abandon the merger, (iv) the risk that the conditions to the closing of the merger may not be satisfied, (v) the risk that a material adverse change, event or occurrence may affect Ecolab or Nalco prior to the closing of the merger and may delay the merger or cause the companies to abandon the merger, (vi) the risk that an unsolicited offer by another company to acquire shares or assets of Ecolab or Nalco could interfere with or prevent the merger, (vii) problems that may arise in successfully integrating the businesses of the companies, which may result in the combined company not operating as effectively and efficiently as expected, (viii) the possibility that the merger may involve unexpected costs, unexpected liabilities or unexpected delays, (ix) the risk that the credit ratings of the combined company or its subsidiaries may be different from what the companies currently expect, (x) the risk that the businesses of the companies may suffer as a result of uncertainty surrounding the merger and (xi) the risk that disruptions from the transaction will harm relationships with customers, employees and suppliers.  Other unknown or unpredictable factors could also have material adverse effects on future results, performance or achievements of Ecolab, Nalco and the combined company. For a further discussion of these and other risks and uncertainties applicable to the respective businesses of Ecolab and Nalco, see the Annual Reports on Form 10-K of Ecolab and Nalco for the fiscal year ended December 31, 2010 and the companies’ other public filings with the Securities and Exchange Commission (the “SEC”). These risks, as well as other risks associated with the merger, will be more fully discussed in the joint proxy statement/prospectus that will be included in the Registration Statement on Form S-4 that Ecolab will file with the SEC in connection with the merger. In light of these risks, uncertainties, assumptions and factors, the forward-looking events discussed in this communication may not occur. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this communication. Neither Ecolab nor Nalco undertakes, and each of them expressly disclaims, any duty to update any forward-looking statement whether as a result of new information, future events or changes in their respective expectations, except as required by law.

Additional Information and Where to Find it

Ecolab will file with the SEC a registration statement on Form S-4 that will include a joint proxy statement of Ecolab and Nalco that will also constitute a prospectus of Ecolab relating to the proposed transaction. WE URGE INVESTORS AND SECURITY HOLDERS TO READ THE REGISTRATION STATEMENT AND JOINT PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION about Ecolab, Nalco and the proposed merger. Investors and security holders will be able to obtain these materials (when they are available) and other documents filed with the SEC free of charge at the SEC’s website, www.sec.gov. In addition, copies of the registration statement and joint proxy statement/prospectus (when they become available) may be obtained free of charge by accessing Ecolab’s website at www.ecolab.com by clicking on the “Investor” link and then clicking on the “SEC Filings” link or by writing Ecolab at 370 Wabasha Street North, Saint Paul, Minnesota, 55102, Attention: Corporate Secretary or by accessing Nalco’s website at www.nalco.com by clicking on the “Investors” link and then clicking on the “SEC Filings” link or by writing Nalco at 1601 West Diehl Road, Naperville, Illinois 60563, Attention: Corporate Secretary and security holders may also read and copy any reports, statements and other information filed by Ecolab or Nalco with the SEC, at the SEC public reference room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 or visit the SEC’s website for further information on its public reference room.

Participants in the Merger Solicitation

Ecolab, Nalco and certain of their respective directors, executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding Ecolab’s directors and executive officers is available in its proxy statement filed with the SEC by Ecolab on March 18, 2011 in connection with its 2011 annual meeting of stockholders, and information regarding Nalco’s directors and executive officers is available in its proxy statement filed with the SEC by Nalco on March 14, 2011 in connection with its 2011 annual meeting of stockholders. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the registration statement and joint proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.

Non-Solicitation

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.